UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Global Water Resources, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

379463102

(CUSIP Number)

William S. Levine

c/o Levine Investments Limited Partnership

2801 East Camelback Road, Suite 450

Phoenix, AZ 85016

(602) 248-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379463102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Levine Investments Limited Partnership 86-0663042
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,208,920
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,208,920
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,208,920
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 379463102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keim, Inc. (sole general partner of Levine Investments Limited Partnership) 20-3773260
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,208,920
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,208,920
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,208,920
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 379463102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William S. Levine
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,258,920
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,258,920

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,258,920
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 379463102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan L. Levine
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,258,920
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,258,920

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,258,920
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 379463102	13D

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (as amended, the “Original Schedule 13D”) previously filed by Levine Investments Limited Partnership and William S. Levine with the Securities and Exchange Commission (the “SEC”) on May 13, 2016, as amended by Amendment No. 1 (filed with the SEC on February 21, 2017) and Amendment No. 2 (filed with the SEC on January 5, 2018), relating to the common stock, par value $0.01 per share, of Global Water Resources, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified.

Item 2.  Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   This Schedule 13D is being filed by and on behalf of Levine Investments Limited Partnership, an Arizona limited partnership, Keim, Inc., an Arizona corporation (which is the sole general partner of Levine Investments Limited Partnership), William S. Levine, an individual and the Chairman of Keim, Inc., and Jonathan L. Levine, an individual and the President of Keim, Inc. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are filing this joint Schedule 13D.

The business address for each of the Reporting Persons is 2801 E. Camelback Rd. Suite 450, Phoenix, Arizona 85016.

(b)   The principal business of Levine Investments Limited Partnership is engaging in various investments. Keim, Inc. is the sole general partner of Levine Investments Limited Partnership. William S. Levine beneficially holds fifty percent (50%) of the outstanding voting stock of Keim, Inc., and is the Chairman of Keim, Inc. Jonathan L. Levine beneficially holds fifty percent (50%) of the outstanding voting stock of Keim, Inc., and is the President of Keim, Inc.

(c)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)   During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

(e)   Levine Investments Limited Partnership is a limited partnership organized under the laws of the State of Arizona. Keim, Inc. is a corporation organized under the laws of the State of Arizona. William S. Levine and Jonathan L. Levine are each a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D as previously amended is hereby further amended to add the following paragraphs:

               On May 29, 2018, William S. Levine acquired 25,000 shares of the Common Stock at $7.50 per share using personal funds. Such shares are held by the Levine Family Trust “A”, for which each of  William S. Levine and Jonathan L. Levine serve as trustee.

               On August 1, 2022, Levine Investments Limited Partnership purchased 541,000 shares of the Common Stock for $7,303,500, approximately $13.50 per share, using personal funds.

Item 4.  Purpose of Transaction.

CUSIP No. 379463102	13D

               The Reporting Persons acquired the shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares.

               This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person or entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

Item 5.  Interest in Securities of the Issuer.

 Items 5(a) and 5(b) of the Original Schedule 13D as previously amended are hereby further amended and restated in their entirety as follows:

(a)   Levine Investments Limited Partnership beneficially owns 10,208,920 shares of the Company’s Common Stock, representing approximately 42.8% of the Company’s Common Stock outstanding. Keim, Inc. is the sole general partner of Levine Investments Limited Partnership and is a beneficial owner of  the 10,208,920 shares of Common Stock of the Company held by Levine Investments Limited Partnership.  Jonathan L. Levine is the president of Keim, Inc. and holds 50% of the outstanding voting stock thereof and is a beneficial owner of   the 10,208,920 shares of Common Stock of the Company held by Levine Investments Limited Partnership.  William S. Levine is the chairman of Keim, Inc. and holds 50% of the outstanding voting stock thereof and is a beneficial owner of  the 10,208,920 shares of Common Stock of the Company held by Levine Investments Limited Partnership.  William S. Levine and Jonathan L. Levine are also beneficial owners of 50,000 shares of Common Stock of the Company held by the Levine Family Trust “A”, for which each of William S. Levine and Jonathan L. Levine serves as trustee.  The 10,258,920 shares of Common Stock of the Company of which William S. Levine and Jonathan L. Levine are a beneficial owner represent approximately 43% of the Company’s Common Stock outstanding.

(b)   Levine Investments Limited Partnership has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by it.  As the sole general partner of Levine Investments Limited Partnership, Keim, Inc. has the sole power to cause Levine Investments Limited Partnership to exercise its powers with respect to the voting and disposition of Common Stock of the Company.   As the holders of 100% of the outstanding voting stock of Keim, Inc., and as chairman and president, respectively, of Keim, Inc.,  William S. Levine and Jonathan L. Levine have the shared power to cause Keim, Inc. to exercise its powers as the sole general partner of Levine Investments Limited Partnership.  William S. Levine and Jonathan L. Levine have shared power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of 50,000 shares of Common Stock of the Company held by the Levine Family Trust “A”, for which each of William S. Levine and Jonathan L. Levine serves as trustee.

Item 7.           Material to Be Filed as Exhibits.

Joint Filing Agreement

CUSIP No. 379463102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023

By:
LEVINE INVESTMENTS LIMITED PARTNERSHIP

By Keim, Inc., its general partner

By   /s/  William S. Levine

         William S. Levine, chairman of Keim, Inc.

By    /s/  Jonathan L. Levine

        Jonathan L. Levine, president of Keim, Inc.

KEIM, Inc.,

By   /s/  William S. Levine

         William S. Levine, chairman of Keim, Inc.

By    /s/  Jonathan L. Levine

        Jonathan L. Levine, president of Keim, Inc.

/s/ William S. Levine William S. Levine

/s/ Jonathan L. Levine Jonathan L. Levine

CUSIP No. 379463102	Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agrees to file jointly Amendment No. 3 to Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the Common Stock, $0.01 par value per share, of Global Water Resources, Inc., a Delaware corporation.

Each of the undersigned parties agrees that each is responsible for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:  February 9, 2023

LEVINE INVESTMENTS LIMITED PARTNERSHIP

By Keim, Inc., its general partner

By    /s/ William S. Levine

         William S. Levine, chairman of Keim, Inc.

By    /s/ Jonathan L. Levine

        Jonathan L. Levine, president of Keim, Inc.

KEIM, Inc.,

By    /s/ William S. Levine

         William S. Levine, chairman of Keim, Inc.

By    /s/ Jonathan L. Levine

        Jonathan L. Levine, president of Keim, Inc.

/s/ William S. Levine William S. Levine

/s/ Jonathan L. Levine Jonathan L. Levine